Exhibit 1

For immediate release
July 29, 2004	(publié également en français)

Continued Strong Financial Results Underpin Progress on Strategic Growth Initiatives

Highlights

•                  Growth strategy advanced with Buzzard and Prima acquisitions

•                  Upstream production of 455 200 boepd on target

•                  Normal course issuer bid initiated in June

Calgary — Petro-Canada announced today second quarter earnings from operations adjusted for one-time and unusual items of $484 million ($1.82 per share), up 36 per cent from $355 million ($1.34 per share) in the same quarter in 2003.  Second quarter 2004 cash flow was $885 million ($3.32 per share) compared with $874 million ($3.30 per share) in the second quarter of last year.  Cash flow is before changes in non-cash working capital.

Second quarter net earnings in 2004 were $393 million ($1.48 per share), compared with $584 million ($2.20 per share) in the same period of 2003.  Net earnings include gains or losses on foreign currency translation and on disposal of assets, an unrealized hedging loss, and one-time and unusual items.  The unrealized hedging loss is related to the forward sale of a portion of production from Petro-Canada’s acquired interest in the Buzzard field.

“We made big strides this quarter on our longer term growth initiatives, with two strategic acquisitions,” said President and Chief Executive Officer Ron Brenneman.  “Our strong financial position is also enabling us to return value to shareholders in the near term with a normal course issuer bid.

Petro-Canada’s second quarter 2004 production of crude oil, natural gas liquids and natural gas averaged 455 200 barrels of oil equivalent per day in-line with guidance provided for the full year.  Higher production volumes from North American Natural Gas and East Coast Oil were offset by lower volumes from Oil Sands and International.  In the Downstream, strong refinery margins offset the impact of intense retail price competition.

“Our production in the quarter was on track with our target for the year,” said Brenneman.  “That, coupled with the excellent execution in the Downstream, generated another quarter of strong financial results.”

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally.  Its common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information, please contact:

INVESTOR AND ANALYST INQUIRIES	MEDIA AND GENERAL INQUIRIES

Gordon Ritchie	Helen Wesley
Investor Relations	Corporate Communications
(403) 296-7691	(403) 296-3555
E-MAIL: investor@petro-canada.ca

INTERNET SITE:  www.petro-canada.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis set out in pages 2 to 14 should be read in conjunction with the unaudited consolidated interim financial statements of the Company for the three months ended March 31, 2004 and the six months ended June 30, 2004, Management’s Discussion and Analysis for the three months ended March 31, 2004 and the year ended December 31, 2003, the audited consolidated financial statements for the year ended December 31, 2003, and the Company’s 2003 Annual Information Form dated March 4, 2004.

NON GAAP MEASURES

Cash flow, which is expressed before changes in non-cash working capital, is used by the Company to analyze operating performance, leverage, and liquidity.  Earnings from operations, which represent net earnings excluding gains or losses on foreign currency translation, on the mark-to-market of the hedge associated with the Buzzard acquisition and on disposal of assets, are used by the Company to evaluate operating performance.  Cash flow and earnings from operations do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (“GAAP”) and therefore may not be comparable with the calculation of similar measures for other companies.

BUSINESS ENVIRONMENT

Market prices shown in the table below influence average prices realized for crude oil, natural gas liquids, natural gas and petroleum products as shown in the table on page 13.

In the second quarter of 2004, West Texas Intermediate (WTI) oil prices averaged US$38.32 per barrel, up 33 per cent from the average price of US$28.91 per barrel in the second quarter of 2003.  However, the Canadian dollar averaged US$0.74 in the second quarter of 2004, up 3 per cent from US$0.72 in the second quarter of 2003.  The net impact of these two changes contributed to an increase of Petro-Canada’s corporate-wide realized Canadian dollar prices for crude oil and liquids by 32 per cent, from $35.20 per barrel in the second quarter of 2003 to $46.52 per barrel in the second quarter of 2004.

In the second quarter of 2004, Henry Hub natural gas prices averaged US$5.97 per mmbtu, up 9 per cent from US$5.48 mmbtu in the second quarter of 2003.  In the second quarter of 2004, AECO natural gas prices averaged $7.09 per thousand cubic feet, down 3 per cent from $7.29 per thousand cubic feet in 2003.  The difference between Henry Hub gas prices and AECO gas prices is the result of normal supply and demand fluctuations in the North American basins along with the change in the Canadian dollar exchange rates relative to the U.S. dollar.  Petro-Canada’s realized Canadian dollar prices for its North American Natural Gas business were $6.91 per thousand cubic feet in the second quarter of 2004, up 5 per cent from $6.55 per thousand cubic feet in the same quarter of 2003.

The average market prices for the three months and six months ended June 30, were:

	Three months ended June 30,		Six months ended June 30,
(averages for the period)	2004	2003	2004	2003
Dated Brent at Sullom Voe - US$/bbl	35.36	26.03	33.66	28.77
West Texas Intermediate (WTI) at Cushing - US$/bbl	38.32	28.91	36.73	31.39
Edmonton Light - Cdn$/bbl	50.82	42.24	48.29	46.91
Edmonton Light/Bow River price differential - Cdn$/bbl	13.82	11.48	12.81	11.76
Natural Gas at Henry Hub - US$/mmbtu	5.97	5.48	5.83	6.04
Natural Gas at AECO - Cdn$/mcf	7.09	7.29	6.99	7.78
New York Harbour 3-2-1 crack spread - US$/bbl	8.89	3.57	7.92	4.96
Exchange rate - US cents/Cdn$	73.6	71.6	74.7	68.9

The following table shows the estimated after-tax effects that changes in certain factors would have had on Petro-Canada’s 2003 net earnings had these changes occurred.

Factor(1) (4)	Change (+)		Annual Net Earnings Impact	Annual Net Earnings Impact
			(millions of dollars)	($ per share)
Upstream
Price received for crude oil and liquids(2)	C$	1.00/bbl	48	0.18
Price received for natural gas	C$	0.25/mcf	36	0.14
Exchange rate: CDN$per US$refers to impact on Upstream net earnings	C$	0.01	(28)	(0.11)
Crude oil & liquids production		1 000 b/d	4	0.02
Natural gas production		10mmcf/d	6	0.02

Downstream
New York Harbour 3-2-1 crack spread	US$	0.10/bbl	4	0.02
Light/Heavy crude price differential	C$	1.00/bbl	11	0.04

Corporate
Exchange rate: CDN$per US$(3) refers to impact of the revaluation of U.S. dollar- denominated, long-term debt.	C$	0.01	10	0.04

(1)          The impact of a change in one factor may be compounded or offset by changes in other factors.  The table does not consider the impact of any inter-relationship among factors.

(2)          This sensitivity is based upon an equivalent change in the price of WTI and North Sea Brent.

(3)          This refers to gains or losses on $873 million of the Company’s U.S. denominated long-term debt.  Gains or losses on foreign currency denominated long-term debt associated with self-sustaining international subsidiaries are deferred and included as part of shareholders’ equity.

(4)          The impact of these factors is illustrative.  More detailed information on the impact of price changes is available in the company’s 2003 Annual Statistical Supplement.

ANALYSIS OF CONSOLIDATED EARNINGS AND CASH FLOW

Earnings Reconciliation

	Three months ended June 30,				Six months ended June 30,
($ millions, except per share amounts)	2004	($/share)	2003	($/share)	2004	($/share)	2003	($/share)

Net earnings	393	1.48	584	$2.20	906	3.41	1 163	4.40
Foreign currency translation	(21)		98		(34)		192
Unrealized Buzzard hedge	(57)		—		(57)		—
Gain on asset sales	—		35		9		35
Earnings from operations	471	1.77	451	$1.70	988	3.72	936	3.54
Income tax adjustment	—		96		13		96
Kazakhstan impairment	—		—		—		(46)
Oakville closure costs	(13)		—		(26)		—
Terra Nova insurance proceeds	—		—		31		—
Earnings from operations excluding adjustments for one-time and unusual items	484	1.82	355	$1.34	970	3.65	886	3.35

One-time and Unusual Items

Foreign currency translation reflects gains or losses on U.S. dollar - denominated, long-term debt that is not associated with self-sustaining international subsidiaries.  In June 2004, as part of its acquisition of an interest in the Buzzard field in the UK North Sea, the company hedged half of its share of production for the first three and a half years.  Buzzard unrealized mark-to-market losses are recorded in the quarter because these transactions do not qualify for hedge accounting.  In the second quarter of 2003, the company recorded a $35 million gain from the sale of non-core assets in Western Canada.  A gain on asset sales in the first quarter of 2004 of $9 million primarily reflects the disposition of assets in Kazakhstan.

Earnings Variance Analysis

Earnings from operations exclude adjustments for the above noted items, but include a number of one-time and unusual items.  In the first six months of 2004 and the second quarter of 2003, the company recorded positive adjustments to future income taxes reflecting announced changes to Canadian income tax rates.  In the first six months of 2003, the company also recorded a $46 million provision related to the impairment of assets in Kazakhstan.  Additional depreciation and other charges related to the September 2003 announced consolidation of eastern Canada refinery operations and the closure of the Oakville refinery are recorded in 2004.  In the first half of 2004, $31 million of insurance proceeds related to the delayed start-up of Terra Nova were received.

Second quarter 2004 earnings from operations adjusted for one-time and unusual items were $484 million ($1.82 per share), up 36 per cent from comparable earnings of $355 million ($1.34 per share) in the second quarter of 2003. The second quarter earnings from operations increase reflected higher realized commodity prices and refining margins, partially offset by lower upstream volumes, higher operating expenses, and higher depreciation, depletion and amortization.

Consolidated six month earnings from operations adjusted for one-time and unusual items were $970 million ($3.65 per share), up 9 per cent from $886 million ($3.35 per share) in the same period of 2003.  This earnings increase reflected higher realized oil prices, higher refining margins and lower exploration expenses, partially offset by lower upstream volumes, higher operating expenses and higher depreciation, depletion and amortization expense.

In 2004, second quarter cash flow was $885 million ($3.32 per share), up from $874 million ($3.30 per share) in the same quarter of 2003.  This increase in cash flow was due mainly to increased earnings from operations, partially offset by higher current income taxes.

Consolidated six month cash flow was $1 806 million ($6.79 per share) compared with $1 865 million or ($7.05 per share) in the first six months of 2003.

UPSTREAM

Production

Petro-Canada converts gas to oil equivalent at a rate of 6 000 cubic feet of gas to one barrel of oil.

In the second quarter of 2004, Petro-Canada’s production of crude oil, natural gas liquids and natural gas averaged 455 200 barrels of oil equivalent per day compared with 467 900 barrels of oil equivalent per day in the same period of 2003.  Lower International and East Coast Oil production was partially offset by higher Oil Sands production compared with the same quarter in 2003.

In 2004, the Company’s upstream production is expected to average between 445 000 to 460 000 barrels of oil equivalent per day consistent with its previously stated target of 450 000 barrels of oil equivalent per day.  Factors that may impact production during the remainder of 2004 include reservoir performance, drilling results, facility reliability and the execution of planned turnarounds at gas plants, Terra Nova and MacKay River.

	2004 Outlook As at July 29, 2004	2004 Outlook As at January 29, 2004
	(thousands of barrels of oil equivalent per day)(2)
North American Natural Gas
• Gas(1)	116 +/-	106
• Liquids	14 +/-	13
East Coast Oil	83 +/-	80
Oil Sands
• Syncrude	28 +/-	28
• MacKay River	18 +/-	25
International
• North Africa/Near East	131 +/-	133
• Northwest Europe	52 +/-	54
• Northern Latin America	12 +/-	11
Total	445 to 460	450

Notes:             (1) North American Natural Gas volumes include approximately 50 million cubic feet per day of natural gas equivalents before royalties related to the Prima Energy acquisition from August to December 2004 and 675 million cubic feet per day of gas from other Petro-Canada properties.

(2) Barrels of Oil Equivalent (boe’s) may be misleading particularly if used in isolation.  A boe conversion ratio of 6 thousand cubic feet of gas to 1 barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

North American Natural Gas

North American Natural Gas contributed second quarter 2004 earnings from operations adjusted for one-time and unusual items of $133 million, up 18 per cent from $113 million in the second quarter of 2003.  The earnings from operations increase reflected higher realized prices and higher natural gas volumes, which were partially offset by lower crude oil and liquids production and increased operating costs due to planned facility turnarounds in the quarter.

North American Natural Gas contributed second quarter 2004 net earnings of $133 million compared with net earnings of $177 million in the same quarter last year.  Net earnings in the second quarter of 2003 included a $29 million positive adjustment due to income tax rate changes and a $35 million after-tax gain on non-core asset sales in west central Alberta.

Second quarter realized natural gas prices averaged $6.91 per thousand cubic feet, up from $6.55 per thousand cubic feet in the same quarter of 2003.

Second quarter natural gas production averaged 691 million cubic feet per day compared with 680 million cubic feet per day in the same period last year.  Higher than expected natural gas production in 2004 reflected first quarter drilling success and the company’s ability to secure third-party processing during planned gas plant turnarounds.  Crude oil and natural gas liquids production averaged 13 700 barrels per day net to Petro-Canada, compared with 17 200 barrels per day in the second quarter of 2003.  Lower crude oil and natural gas liquids production in the second quarter of 2004 reflected the June 2003 sale of properties producing approximately 2 000 barrels per day of crude oil and natural gas liquids at the time of sale and natural declines.

Scheduled maintenance activities at Petro-Canada facilities are expected to impact third quarter 2004 production by approximately 10 million cubic feet per day.

Acquisition of US Natural Gas Production and Reserves

On July 28, 2004, Petro-Canada, through a wholly-owned subsidiary, acquired all of the outstanding shares of Prima Energy Corporation of Denver, Colorado for US$534 million (Cdn$719 million).

Prima Energy has established a track record of growing natural gas production from the U.S. Rockies region, largely through developing unconventional gas reserves.  Petro-Canada expects production to average around 50 million cubic feet per day of natural gas equivalents before royalties from August to December 2004.  Capital spending for Prima is expected to be approximately $40 million from August to December 2004.   Current production comes largely from the Powder River and Denver-Julesburg basins.  Approximately 40 per cent is coal bed methane and the remainder comes mostly from tight gas reservoirs. The company also has an extensive undeveloped acreage position and 1 600 drillable locations identified.  In addition to acreage in the Powder River and Denver-Julesburg basins, Prima’s 360 000 undeveloped acres include positions in the Green River, Uinta and Wind River basins.

East Coast Oil

East Coast Oil contributed second quarter 2004 earnings from operations adjusted for one-time and unusual items of $182 million, up 34 per cent from $136 million in the second quarter of 2003.  This increase reflected higher realized prices and lower exploration expense, partially offset by lower volumes.

Net earnings from East Coast Oil were $182 million, up from $157 million in the second quarter of 2003.  Net earnings in 2003 include a positive adjustment of $21 million for income tax rate changes.

Second quarter East Coast Oil realized crude prices averaged $47.51 per barrel compared with $35.79 per barrel in the second quarter of 2003.

Second quarter production averaged 85 400 barrels per day net to Petro-Canada, compared with 92 400 barrels per day in the second quarter of 2003.  In April and May 2004, Terra Nova’s volumes were impacted by repairs to the gas compression facilities.  This was partially offset by higher than expected levels of production from Hibernia throughout the second quarter.  In mid-August Terra Nova is scheduled to shut down for a 12-day turnaround to replace a cracked flare tip and to complete scheduled maintenance work and compression reliability improvements.  At Hibernia, planned maintenance and inspections were completed during shut-downs that occurred earlier this year.  As a result, the turnaround planned for September has been deferred to 2005.

Other East Coast Offshore

Construction on the White Rose development facilities continues to progress.  The drilling program is proceeding as planned with four wells drilled and two of those wells completed by the end of June.   The FPSO hull, including the turret assembly, arrived in Newfoundland and Labrador in early April 2004.  Fabrication and lifting of the topsides modules on to the hull of the FPSO is now underway in Marystown.  The marine construction program has started offshore, beginning with the installation of the FPSO mooring and subsea production systems.  Overall the project is meeting Petro-Canada’s targets with respect to cost and schedule.

Oil Sands

Oil Sands reported second quarter 2004 earnings from operations adjusted for one-time and unusual items of $25 million compared with a loss of $3 million in the second quarter of 2003.  The earnings from operations increase reflected higher realized prices and volumes, partially offset by higher operating expenses due to planned turnaround activity at Syncrude.

Oil Sands reported second quarter net earnings of $25 million compared with net earnings of $11 million in the same quarter of 2003.  Net earnings in the second quarter of 2003 include a positive adjustment of $14 million for income tax rate changes.

Second quarter 2004 Syncrude realized prices averaged $51.41 per barrel compared with $41.46 per barrel in the same period last year.  MacKay River bitumen realized prices averaged $19.61 per barrel in the second quarter of 2004 compared with $14.88 per barrel in the second quarter of 2003.

Syncrude production for the second quarter averaged 27 500 barrels per day net to Petro-Canada, up from 25 300 barrels per day in the same quarter of 2003.  Reliable operations more than offset the production impact of planned turnarounds of three hydrotreating units.

Second quarter MacKay River production averaged 13 200 barrels per day, up from 5 000 barrels per day in the same period in 2003.  Steady operations of the co-generation facility at the MacKay River project site have been achieved since the beginning of June.  A planned one week shutdown of the MacKay River facility is scheduled during September for routine maintenance.  Approximately $25 million of capital equipment to improve water handling and plant reliability will also be tied in during this period and is expected be operational by year end.

In other in situ oil sands activity, work is underway to assess the results of winter drilling programs at MacKay River and Meadow Creek leases to define future in situ development projects.

International

International contributed second quarter 2004 earnings from operations adjusted for one-time and unusual items of $72 million, up 3 per cent from $70 million in the second quarter of 2003.  The earnings from operations increase reflected higher realized prices, partially offset by lower crude oil volumes, higher exploration expense and higher operating costs.

International contributed second quarter net earnings of $15 million, which include the unrealized Buzzard hedging loss of $57 million compared with earnings of $70 million in the same quarter of 2003.

International oil and liquids realized prices in the second quarter averaged $47.44 per barrel, compared with $34.52 per barrel in the same period of 2003.  International realized prices for natural gas averaged $5.14 per thousand cubic feet in the second quarter of 2004 compared with $4.66 per thousand cubic feet in the same period of 2003.

International production for the second quarter averaged 200 200 barrels of oil equivalent per day compared with 214 700 barrels of oil equivalent per day net to Petro-Canada in the second quarter of 2003.  Higher production in Northwest Europe and Trinidad were more than offset by lower production in Syria and Libya.

Northwest Europe

Second quarter daily production averaged 57 900 barrels of oil equivalent per day net to Petro-Canada compared with 52 900 barrels of oil equivalent per day in the same period last year.  Production from the United Kingdom averaged 36 200 barrels of oil equivalent per day in the second quarter of 2004, up from 31 800 barrels of oil equivalent per day in the same period last year reflecting production from the new Clapham field. Netherlands production averaged 21 700 barrels of oil equivalent per day in the second quarter of 2004, up from 21 100 barrels of oil equivalent per day in the second quarter of 2003.

Acquisition of Interest in Buzzard Project

In the second quarter, Petro-Canada agreed to acquire Intrepid Energy Limited’s 29.9 per cent interest in the Buzzard oil field in the UK North Sea for US$887 million (Cdn$1 218 million), including closing costs and adjustments.  Buzzard, located 100 kilometres northeast of Aberdeen, is currently under development, with first oil expected by the end of 2006.  Buzzard is the largest UK North Sea oil field discovered in over a decade. Petro-Canada’s share of peak production is expected to average some 60 000 barrels per day.  Intrepid Energy Limited’s shareholders approved the sale on June 7, 2004 and the transaction closed on June 18, 2004.

North Africa/Near East

In the second quarter, production in North Africa/Near East averaged 130 600 barrels of oil equivalent per day net to Petro-Canada, down from 151 500 barrels of oil equivalent per day in the same quarter of 2003. Libyan production averaged 49 500 barrels per day, compared with 51 500 barrels per day in the second quarter of 2003.  Syrian production averaged 80 600 barrels of oil equivalent per day net to Petro-Canada, down from 96 700 barrels of oil equivalent per day in the same quarter last year.  In-fill drilling and production from deep and lateral wells has not been able to offset expected natural declines in existing fields.

Northern Latin America

Trinidad offshore gas production averaged 71 million cubic feet per day net to Petro-Canada in the second quarter of 2004, up from 62 million cubic feet per day net to Petro-Canada in the second quarter of 2003.

In the quarter, the government of Trinidad & Tobago advanced negotiations of blocks under the 2003 competitive bidding order.  Petro-Canada is now in the final stages of the Production Sharing Contract (PSC) negotiations for blocks 1a and 1b in the Gulf of Paria.  Further discussions and clarification of the bid for Block 22 are still taking place.

The extended production test of the La Ceiba development in Venezuela is on track to begin operations in the fourth quarter of 2004.

DOWNSTREAM

The Downstream contributed second quarter 2004 earnings from operations adjusted for one-time and unusual items of $105 million, up 30 per cent from $81 million in the second quarter of 2003.  The earnings from operations increase reflected higher refining margins, partially offset by higher operating expenses for planned turnaround activity and a lower contribution from marketing due to intense retail price competition.

The Downstream posted second quarter net earnings of $92 million compared with net earnings of $127[m1] million in the same quarter of 2003.  Second quarter 2004 net earnings were negatively impacted by $13 million of after-tax charges for additional depreciation and other charges related to the previously announced consolidation of Eastern Canada refinery operations.  [m2] Net earnings in 2003 included a $45 million positive adjustment related to income tax rate changes.

The second quarter New York Harbour 3-2-1 refinery crack spread averaged US$8.89 per barrel, up from US$3.57 per barrel in the second quarter of 2003.  The domestic light/heavy crude price differential widened to $13.82 per barrel in the second quarter of 2004 compared with $11.48 per barrel in 2003.

In the second quarter, total sales of refined petroleum products were 3.6 per cent higher than the same period last year as lower gasoline sales were more than offset by stronger sales of lubricants, distillates and unfinished refinery stock.

A major turnaround at the Edmonton refinery resulted in 92 per cent crude utilization in the second quarter of 2004 compared with 99 per cent in the second quarter of 2003.  At Edmonton, a 33-day turnaround was successfully completed and low sulphur gasoline equipment tied-in.  Both the Edmonton and Montreal refineries are producing gasoline in compliance with new Federal ultra-low sulphur in gasoline regulations.  Work is progressing on schedule for the year-end closure of the Oakville refinery.  A 35-day crude unit turnaround at the Montreal refinery, which will complete the consolidation of the Eastern Canada refinery operations, is planned for the fourth quarter of 2004.  Work is also underway at the Edmonton and Montreal refineries to design and build new diesel desulphurization units to meet the federal ultra-low sulphur diesel regulations that take effect June 1, 2006.

Excluding the impacts of one-time and unusual items, refining and supply contributed second quarter 2004 operating earnings of $90 million compared with $55 million in the second quarter of 2003.  Strong refining margins in the quarter more than offset reduced throughputs due to the Edmonton turnaround.  Marketing contributed second quarter 2004 operating earnings of $15 million compared with $26 million in the same quarter of 2003.  The decrease in marketing earnings was attributable to intense retail price competition.

CORPORATE

Shared services recorded a net loss of $54 million in the second quarter of 2004 compared with net earnings of $42 million for the same period in 2003.  Second quarter 2004 net earnings included a $21 million loss on foreign currency translation of long-term debt compared with a gain of $98 million in the second quarter of 2003.

Second quarter 2004 interest expense was $38 million before-tax compared with $45 million in the prior year.

Normal Course Issuer Bid Initiated

During the second quarter of 2004, Petro-Canada filed a Notice of Intention with the Toronto Stock Exchange (TSX) to make a normal course issuer bid for its common shares.  This Notice was approved by the TSX on June 18, 2004, and permits the company to purchase up to 21 million of its common shares during the period of June 22, 2004 to June 21, 2005, subject to certain conditions.  All shares purchased under this program will be cancelled.  During the quarter, Petro-Canada purchased a total of 166 000 shares at an average price of $58.88 per share, for a total cost of approximately $10 million.

Accounting Changes

Effective January 1, 2004 the Company adopted, on a retroactive basis, the new standard of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations.  Under the new standard, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred and amounts recorded for the related assets are increased by the amount of these liabilities.  Over time, the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets.  The change in accounting for asset retirement obligations increased earnings for the three months ended June 30, 2004 by $1 million and decreased earnings by $1 million for the three months ended June 30, 2003.

Effective January 1, 2004 the Company began accounting for certain transportation costs, certain third party gas purchases and diluent purchases as expenses in the consolidated statement of earnings.  Previously, these costs were netted against revenue.  The change in accounting represents a reclassification of revenue and expenses and has no effect on net earnings.  Prior periods have been reclassified to conform with the current year presentation.

Effective January 1, 2004 the Company elected to discontinue hedge accounting for certain Downstream hedging programs.  As a result, the realized and unrealized values of these transactions are recognized in Investment and Other Income.  The effect of the change for the three months ended June 30, 2004 is an increase in earnings of $2 million.  Gains or losses for hedges implemented prior to January 1, 2004 are deferred and recognized in the settlement period of the related transactions.

LIQUIDITY AND CAPITAL RESOURCES

Petro-Canada’s total debt at June 30, 2004 was $2 290 million, compared with $2 229 million at year-end 2003.  The net increase since year-end 2003 is attributable mainly to the weakening of the Canadian dollar.  As at June 30, 2004 Petro-Canada’s debt to debt plus equity was 21 per cent and debt to rolling 12-month cash flow was 0.7 times.  As at December 31, 2003, Petro-Canada’s debt to debt plus equity was 22.7 per cent and debt to 2003 cash flow was 0.7 times.

During the quarter, Petro-Canada borrowed US$210 million under its syndicated operating credit facilities to partially fund US$887 million (which includes $47 million of closing adjustments and costs) for the acquisition of its interest in the Buzzard field in the U.K. North Sea. The balance of the acquisition cost was paid with existing cash balances.

At June 30, 2004, utilization of these committed facilities was $286 million, leaving $864 million available for use.  Subsequent to quarter-end, the Company has utilized proceeds from the issuance of $35 million U.S. dollar denominated Canadian commercial paper, plus cash on hand, to repay all advances under the syndicated operating credit facilities.

In July 2004, the company acquired the all of the outstanding shares of Prima Energy Corporation of Denver, Colorado for US$541 million, including closing costs and adjustments, using cash on hand and short-term borrowings.  During the second quarter, the company entered into an underwritten credit facility for US$400 million with a Canadian chartered bank to partially fund the company’s acquisition of Prima Energy Corporation.

The Company’s unsecured long-term debt securities are rated Baa2 by Moody’s Investors Service, BBB by Standard & Poor’s and A (low) by Dominion Bond Rating Service.  The Company’s long-term debt ratings remain unchanged from year-end 2003.

Petro-Canada’s cash and cash equivalents as at June 30, 2004 were $521 million compared with $635 million as at December 31, 2003.

Excluding cash and cash equivalents, short-term notes payable and the current portion of long-term debt, Petro-Canada had an operating working capital deficiency of $667 million at the end of June 30, 2004 compared with an operating working capital deficiency of $52 million as at December 31, 2003.

In the quarter, Petro-Canada sold $400 million under a new accounts receivable securitization program with a portion of the proceeds used to repay the remaining $293 million of advances under the acquisition credit facilities used to fund the purchase of Veba Oil & Gas in 2002.  Under the accounts receivable securitization program, the Company sells an undivided ownership interest in a pool of the company’s receivables on a continual basis to a trust, which is managed by a Canadian chartered bank.  The program, as structured, does not meet the criteria for consolidation by Petro-Canada.  The company is not a participant in any other entities structured for special purposes, such as financing arrangements that are excluded from consolidation.

Commitments and contingent liabilities are disclosed in Note 22 to the 2003 annual financial statements.

Contractual obligations are summarized in the Company’s 2003 annual Management’s Discussion and Analysis.  During the second quarter of 2004, total contractual obligations increased from March 31, 2004 by approximately $85 million relating mainly to transportation agreements and exploration work commitments.

2004 Capital Spending Program

In the second quarter of 2004, Petro-Canada’s capital and exploration expenditures which exclude the monies associated with the acquisition of Buzzard assets were $624 million, up from $577 million in the same quarter of last year.  For the six months ended June 30, 2004, Petro-Canada’s capital and exploration expenditures totaled $1 116 million compared with $1 089 million for the same period in 2003.  Capital and exploration expenditures include deferred charges and other assets.

	2004 Outlook As at July 29, 2004	2004 Outlook As at March 8, 2004
	(millions of dollars)
Upstream
Oil Sands	435	305
International(1)	810	640
North American Natural Gas(2)	720	495
East Coast Oil	295	320
	2 260	1 760
Downstream
Refining	705	705
Marketing	170	150
Lubricants	10	10
	885	865
Corporate	15	15
Total	3 160	2 640

(1)                                  International capital spending excludes the initial acquisition cost of Buzzard.

(2)                                  North American Natural Gas capital spending excludes the initial acquisition cost for Prima Energy, but includes approximately $40 million for Prima Energy from August to December 2004.

Petro-Canada’s capital and exploration expenditures for 2004 are expected to total $3 160 million, up from $2 640 million as announced on March 8, 2004.  Oil Sands spending is expected to be $435 million which reflects the increased costs for Syncrude’s Stage-3 expansion and investments to improve facility reliability at MacKay River.  The outlook for International capital spending is $810 million largely due to the additional capital for the development of the Buzzard project in the UK North Sea in July 2003.  North American Natural Gas capital spending is expected to be $720 million which reflects the pursuit of attractive opportunities in Western Canada, additional investments in acreage in the Mackenzie Valley corridor and Alaska and approximately $40 million for additional spending related to the Prima Energy operations.  East Coast Oil spending is expected to be $295 million, down slightly reflecting the pre-payment of certain expenditures in late 2003 related to the development of the White Rose project.  Downstream spending is expected to be $835 million which reflects the acceleration of the company’s retail re-imaging program.  This capital program demonstrates Petro-Canada’s firm commitment to deliver profitable growth and create long-term shareholder value.  Funding for the 2004 capital program is expected to come from the current year’s cash flow.

RISK

Hedging Activities

During the quarter, as part of its acquisition of an interest in the Buzzard field in the U.K. North Sea, the company entered into a series of derivative contracts related to the future sale of Brent crude oil.  The purpose of these transactions is to ensure value adding returns to Petro-Canada on this investment, even in the event of a material decrease in oil prices.  These contracts effectively lock in an average forward price of approximately US$26 per barrel on a volume of 35 840 000 barrels.  This volume represents approximately 50 per cent of the company’s share of plateau production in the 2007 to 2010 timeframe.  Mark-to-market unrealized losses associated with these Buzzard contracts were $57 million after-tax in the second quarter of 2004.  As the Buzzard development is not sufficiently advanced to qualify for hedge accounting, unrealized hedging gains or losses are reported every quarter.

As at June 30, 2004 there has been no material change in the Company’s risks or risk management activities since December 31, 2003.  Petro-Canada’s risk management activities are conducted according to policies and guidelines established by the Board of Directors, using insurance, selective hedging and other techniques.  Readers should refer to Petro-Canada’s 2003 Annual Information Form and the risk management section of the 2003 Management’s Discussion and Analysis.

SHAREHOLDER INFORMATION

As at June 30, 2004, Petro-Canada’s common shares outstanding totaled 266.2 million.  Average diluted shares for the six months ended June 30, 2004 were 269.6 million.

Petro-Canada will hold a conference call to discuss these results with investors on Thursday, July 29 at 0900h, Eastern Time.  To participate, please call 1-800-211-7911 or 416-405-9310 at 0855h.  Media are invited to listen to the call by dialing 1-877-295-2825.  Those who are unable to listen to the call live may listen to a recording of it approximately one hour after its completion by calling 1-800-408-3053 (passcode number 3076986) or 416-695-5800 (passcode number 3076986).  A live audio broadcast of the conference call will be available on Petro-Canada’s website at http://www.petro-canada.ca/eng/investor/9255.htm on July 29 at 0900h Eastern Time.  Approximately one hour after the call, a recording of it will be available on the Internet site.

LEGAL NOTICE – FORWARD LOOKING INFORMATION

This document contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan”, “anticipate”, “intend”, “expect”, “estimate”, “budget” or other similar wording. Forward looking statements include but are not limited to: references to future capital and other expenditures; drilling plans; construction activities; the submission of development plans; seismic activity; refining margins; oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream; retail throughputs; pre-production and operating costs; reserves estimates; reserves life; natural gas export capacity; and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These other factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission (“SEC”).

Petro-Canada’s staff of qualified reserves evaluators generate the reserves estimates used by this corporation. Our reserves staff and management are not considered independent of the corporation for purposes of the Canadian provincial securities commissions. The use of terms such as “probable”, “possible”, “recoverable” or “potential” reserves and resources does not meet the guidelines of the SEC for inclusion in documents filed with the SEC. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada’s reserve data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices. Where the term boe (barrel of oil equivalent) is used in this document may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily at the burner tip and does not represent a value equivalency at the wellhead.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained herein are made as of the date of this document, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

SELECTED OPERATING DATA

June 30, 2004

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Before Royalties
Crude oil and natural gas liquids production, net (thousands of barrels per day)
East Coast Oil	85.4	92.4	86.5	87.9
Oil Sands	40.7	30.3	44.0	33.1
Western Canada	13.7	17.2	14.4	18.1
Northwest Europe	43.7	39.9	45.3	41.1
North Africa/Near East	127.1	145.7	131.0	143.3
	310.6	325.5	321.2	323.5
Natural gas production, net, excluding injectants (millions of cubic feet per day)
Western Canada	691	680	684	697
Northwest Europe	85	78	94	87
North Africa/Near East	21	35	21	34
Northern Latin America	71	62	69	56
	868	855	868	874
Total production(1) (thousands of barrels of oil equivalent per day), Net before royalties	455	468	466	469

After Royalties
Crude oil and natural gas liquids production, net (thousands of barrels per day)
East Coast Oil	82.4	90.7	83.8	86.2
Oil Sands	40.3	30.0	43.6	32.8
Western Canada	10.1	12.5	10.6	13.7
Northwest Europe	43.7	39.9	45.3	41.1
North Africa/Near East	66.6	76.9	68.6	75.7
	243.1	250.0	251.9	249.5
Natural gas production, net, excluding injectants (millions of cubic feet per day)
Western Canada	531	499	520	517
Northwest Europe	85	78	94	87
North Africa/Near East	6	9	5	7
Northern Latin America	40	62	54	54
	662	648	673	665

Total production(1) (thousands of barrels of oil equivalent per day), Net after royalties	353	358	364	360

Petroleum product sales (thousands of cubic metres per day)
Gasolines	25.1	26.2	24.5	25.7
Distillates	19.5	19.1	20.8	20.8
Other including petrochemicals	12.6	9.9	11.5	9.1
	57.2	55.2	56.8	55.6

Crude oil processed by Petro-Canada (thousands of cubic metres per day)	45.8	49.1	48.4	49.9
Average refinery utilization (per cent)	92	99	97	100
Downstream earnings from operations after tax (cents per litre)(2)	2.0	2.5	2.0	2.6

(1) Natural gas converted at 6 000 cubic feet of gas to 1 barrel of oil

(2) Before provision for closure of Oakville refinery

AVERAGE PRICE REALIZED

June 30, 2004

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Crude oil and natural gas liquids (dollars per barrel)
East Coast Oil	47.51	35.79	45.09	41.00
Oil Sands	41.10	37.08	38.31	38.85
Western Canada	44.98	35.95	42.26	40.82
Northwest Europe	48.90	35.46	46.19	43.04
North Africa/Near East	46.94	34.26	43.76	39.69

Natural gas (dollars per thousand cubic feet)
Western Canada	6.91	6.55	6.69	7.38
Northwest Europe	5.29	5.18	5.48	5.37
North Africa/Near East	5.02	3.98	4.66	4.85
Northern Latin America	4.99	4.39	4.86	4.63

SHARE INFORMATION

June 30, 2004

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Average shares outstanding (millions)	266.2	264.9	266.1	264.5
Net Earnings per share – Basic	1.48	2.20	3.41	4.40
– Diluted	1.46	2.17	3.36	4.33
Cash flow per share	3.32	3.30	6.79	7.05
Dividends per share	0.15	0.10	0.30	0.20
Share Price(2) – High	64.67	56.31	69.69	56.31
– Low	56.49	45.75	55.46	45.75
– Close at June 30	57.65	53.96	57.65	53.96
Shares traded(3) (millions)	60.0	49.6	139.1	100.2

(2) Share prices are for trading on the TSX.

(3) Total shares traded on the TSX and New York Stock Exchanges.

SELECTED FINANCIAL DATA

June 30, 2004

(unaudited, millions of dollars)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Earnings
Upstream
North American Natural Gas	133	142	252	305
East Coast Oil	182	157	368	319
Oil Sands	25	11	59	23
International	72	70	195	134
Downstream	92	126	179	256
Shared Services	(33)	(55)	(65)	(101)
Earnings from operations	471	451	988	936
Foreign currency translation	(21)	98	(34)	192
Unrealized Buzzard hedge loss	(57)	—	(57)	—
Gain on asset sales	—	35	9	35
Net earnings	393	584	906	1 163

Cash flow
Cash flow from operating activities	977	848	1 887	1 675
Increase (decrease) in non-cash working capital relating to operating activities and other	(92)	26	(81)	190

Cash flow	885	874	1 806	1 865

Average capital employed
Upstream			7 238	6 284
Downstream			2 590	2 375
Shared Services			276	382
Total Company			10 104	9 041

Return on capital employed (per cent)(1)
Upstream			18.7	22.6
Downstream			6.6	16.6
Total Company			14.8	20.4

Operating return on capital employed (per cent) (1)
Upstream			19.3	22.1
Downstream			7.2	16.4
Total Company			15.2	18.9

Return on equity (per cent)			18.1	28.3

Debt			2 290	2 511
Cash and cash equivalents			521	592
Debt to cash flow(1)			0.7	0.8
Debt to debt plus equity (per cent)			21.4	26.4

(1) 12-month rolling average.

CONSOLIDATED STATEMENT OF EARNINGS

Six months ended June 30, 2004

(unaudited, millions of dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Revenue
Operating	3 653	2 904	7 092	6 641
Investment and other income(3)	(88)	53	(54)	38
	3 565	2 957	7 038	6 679

Expenses
Crude oil and product purchases	1 666	1 232	3 139	2 872
Operating, marketing and general (4)	669	608	1 324	1 226
Exploration	65	59	110	180
Depreciation, depletion and amortization(4)	343	297	698	646
Loss (gain) on translation of foreign currency denominated long-term debt	26	(99)	42	(196)
Interest	38	45	75	93
	2 807	2 142	5 388	4 821

Earnings before income taxes	758	815	1 650	1 858

Provision for income taxes
Current	424	155	819	596
Future (5)	(59)	76	(75)	99
	365	231	744	695

Net Earnings	393	584	906	1 163

Earnings per share
Basic (dollars)	1.48	2.20	3.41	4.40
Diluted (dollars)	1.46	2.17	3.36	4.33

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Six months ended June 30, 2004 2003

(unaudited, millions of dollars)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Retained earnings at beginning of period, as previously reported	4 283	2 937	3 943	2 380
Retroactive application of change in accounting for asset retirement obligations (2)	—	(118)	(133)	(114)
Retained earnings at beginning of period, as restated	4 283	2 819	3 810	2 266
Net earnings	393	584	906	1 163
Dividends on common shares	(40)	(27)	(80)	(53)
Retained earnings at end of period	4 636	3 376	4 636	3 376

Figure references refer to the Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

Six months ended June 30, 2004

(unaudited, millions of dollars)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Operating activities
Net earnings	393	584	906	1 163
Items not affecting cash flow (6)	427	231	790	522
Exploration expenses	65	59	110	180
Cash flow from operating activities before changes in non-cash working capital	885	874	1 806	1 865
Decrease (increase) in non-cash working capital relating to operating activities and other	92	(26)	81	(190)
Cash flow from operating activities	977	848	1 887	1 675

Investing activities
Expenditures on property, plant and equipment and exploration (7)	(1 834)	(494)	(2 320)	(1 010)
Proceeds from sale of assets (8)	401	139	431	140
Increase in deferred charges and other assets, net	(8)	(83)	(14)	(79)
Decrease (increase) in non-cash working capital relating to investing activities	10	(22)	(4)	4
	(1 431)	(460)	(1 907)	(945)
Financing activities and dividends
Increase in short-term notes payable (7)	286	—	286	—
Proceeds from issue of long-term debt (9)	—	804	—	804
Reduction of long-term debt (9)	(295)	(811)	(296)	(1 162)
Proceeds from issue of common shares	9	11	24	39
Purchase of common shares (10)	(10)	—	(10)	—
Dividends on common shares	(40)	(27)	(80)	(53)
Decrease (increase) in non-cash working capital related to financing activities	9	—	(18)	—
	(41)	(23)	(94)	(372)

(Decrease) increase in cash and cash equivalents	(495)	365	(114)	358
Cash and cash equivalents at beginning of period	1 016	227	635	234
Cash and cash equivalents at end of period	521	592	521	592

Figure references refer to the Notes to the Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

As at June 30, 2004

(unaudited, millions of dollars)

	June 30, 2004	December 31, 2003
Assets
Current assets
Cash and cash equivalents	521	635
Accounts receivable (8)	1 319	1 503
Inventories	653	551
Prepaid expenses	38	16
	2 531	2 705
Property, plant and equipment, net	13 407	10 943
Goodwill	808	810
Deferred charges and other assets	326	316
	17 072	14 774
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	2 124	1 822
Income taxes payable	553	300
Short-term notes payable	286	—
Current portion of long-term debt	7	6
	2 970	2 128
Long-term debt (9)	1 997	2 223
Deferred credits and other liabilities	1 159	1 079
Future income taxes	2 535	1 756
Shareholders’ equity (10)	8 411	7 588
	17 072	14 774

Figure references refer to the Notes to the Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, millions of dollars)

(1)                                  Segmented Information

Three months ended June 30,

	Upstream
	North American Natural Gas		East Coast Oil		Oil Sands		International		Downstream		Shared Services		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenue
Sales to customers and other revenues	447	462	261	179	85	21	434	424	2 333	1 875	5	(4)	3 565	2 957
Inter-segment sales	52	44	105	129	130	95	—	—	2	—	—	—
	499	506	366	308	215	116	434	424	2 335	1 875	5	(4)

Expenses
Crude oil and product purchases	93	81	—	—	64	15	—	—	1 511	1 133	(2)	3	1 666	1 232
Inter-segment transactions	—	—	2	—	12	7	—	—	275	261	—	—
Operating, marketing and general	93	83	26	31	90	87	110	87	333	304	17	16	669	608
Exploration	23	30	2	17	—	2	40	10	—	—	—	—	65	59
Depreciation, depletion and amortization	75	65	70	70	12	9	116	102	69	51	1	—	343	297
(Loss) Gain on transaction of foreign currency denominated long-term debt	—	—	—	—	—	—	—	—	—	—	26	(99)	26	(99)
Interest	—	—	—	—	—	—	—	—	—	—	38	45	38	45
	284	259	100	118	178	120	266	199	2 188	1 749	80	(35)	2 807	2 142

Earnings before income taxes	215	247	266	190	37	(4)	168	225	147	126	(75)	31	758	815

Provision for income taxes
Current	94	39	87	56	(13)	(6)	198	134	77	(15)	(19)	(53)	424	155
Future	(12)	31	(3)	(23)	25	(9)	(45)	21	(22)	14	(2)	42	(59)	76
	82	70	84	33	12	(15)	153	155	55	(1)	(21)	(11)	365	231
Net earnings	133	177	182	157	25	11	15	70	92	127	(54)	42	393	584

Expenditures on property, plant and equipment and exploration	184	94	72	68	79	115	1 302	119	195	94	2	4	1 834	494

Cash Flow (before changes in non-cash working capital)	225	251	253	223	64	15	224	205	147	189	(28)	(9)	885	874

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, millions of dollars)

(1)                                  Segmented Information

Six months ended June 30,

	Upstream
	North American Natural Gas		East Coast Oil		Oil Sands		International		Downstream		Shared Services		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Revenue
Sales to customers and other revenues	866	1 003	504	410	180	104	1 013	976	4 464	4 195	11	(9)	7 038	6 679
Inter-segment sales	98	108	241	264	255	197	—	—	5	2	—	—
	964	1 111	745	674	435	301	1 013	976	4 469	4 197	11	(9)

Expenses
Crude oil and product purchases	186	204	—	—	125	67	—	—	2 825	2 598	3	3	3 139	2 872
Inter-segment transactions	3	2	2	—	22	19	—	—	572	550	—	—
Operating, marketing and general	178	164	61	59	172	164	230	193	653	606	30	40	1 324	1 226
Exploration	48	82	2	47	9	20	51	31	—	—	—	—	110	180
Depreciation, depletion and amortization	149	135	142	134	24	19	246	258	136	100	1	—	698	646
(Loss) Gain on transaction of foreign currency denominated long-term debt	—	—	—	—	—	—	—	—	—	—	42	(196)	42	(196)
Interest	—	—	—	—	—	—	—	—	—	—	75	93	75	93
	564	587	207	240	352	289	527	482	4 186	3 854	151	(60)	5 388	4 821

Earnings before income taxes	400	524	538	434	83	12	486	494	283	343	(140)	51	1 650	1 858

Provision for income taxes
Current	182	103	163	147	(27)	(12)	398	325	142	116	(39)	(83)	819	596
Future	(34)	81	7	(32)	51	1	(58)	35	(39)	(30)	(2)	44	(75)	99
	148	184	170	115	24	(11)	340	360	103	86	(41)	(39)	744	695
Net earnings	252	340	368	319	59	23	146	134	180	257	(99)	90	906	1 163

Expenditures on property, plant and equipment and exploration	329	232	123	157	166	245	1 384	221	316	150	2	5	2 320	1 010

Cash Flow (before changes in non-cash working capital)	428	591	522	472	146	66	478	461	286	324	(54)	(49)	1 806	1 865

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(2)                                  The note disclosure requirements for annual financial statements provide additional disclosure to that required for interim financial statements.  Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Company’s 2003 annual report.  The interim consolidated financial statements follow the accounting policies summarized in the notes to the annual consolidated financial statements except as set out below.

Effective January 1, 2004 the Company adopted, on a retroactive basis, the new standard of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations.  Under the new standard, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred and amounts recorded for the related asset are increased by the amount of these liabilities.  Over time the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets.  Asset retirement obligations are not recorded for those assets which have an indeterminate useful life.  In determining the fair value of the asset retirement obligations, the estimated cash flows have been discounted at 6.5%.  The total undiscounted amount of the estimated cash flows required to settle the obligation was $2 121 million as at December 31, 2003.  The obligations will be settled on an ongoing basis over the useful lives of the operating assets, which extends up to 45 years in the future.  The change in accounting for asset retirement obligations increased net earnings by $1 million for the three months and the six months ended June 30, 2004 (three months ended June 30, 2003 - $1 million decrease in earnings and six months ended June 30, 2003 - $5 million decrease in earnings).  The change also resulted in increases in deferred credits and other liabilities of $391 million and property, plant and equipment of $184 million and decreases in retained earnings of $133 million and future income taxes of $74 million as at December 31, 2003.

Effective January 1, 2004 the Company began accounting for certain transportation costs, certain third party gas purchases and diluent purchases as expenses in the consolidated statement of earnings.  Previously, these costs were netted against revenue.  The change in accounting has no effect on net earnings but increased revenue and expense as follows:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
	(millions of dollars)
Operating revenue	192	131	387	346
Crude oil and product purchases	155	96	310	271
Operating, marketing and general	37	35	77	75
Net earnings	—	—	—	—

(3)                                  Investment and other income for the six months ended June 30, 2004 includes a net pre-tax gain on disposal of assets of $10 million ($9 million after tax), including $8 million ($8 million after-tax) relating to the sale of assets in Kazakhstan.

Investment and other income for the three months and the six months ended June 30, 2004 includes a $93 million unrealized pre-tax loss associated with the Buzzard hedge (7) which reduced net earnings by $57 million.

Investment and other income for the three months and the six months ended June 30, 2003 includes a gain on disposal of assets of $58 million relating to the disposal of non-core oil and gas properties.  The gain on disposal increases net earnings by $35 million and is recorded in the North American Natural Gas segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(4)                                  Following a review of its Eastern Canada refining and supply operations, Petro-Canada announced in September, 2003 it will be ceasing Oakville refining operations and expanding the existing terminalling facilities.  The total charge to earnings related to the shutdown, which is expected to occur December 31, 2004, will be approximately $200 million after-tax of which $177 million has been recorded to date.  The following expenses have been recorded in the Downstream segment:

	Three months ended June 30, 2004		Six months ended June 30, 2004
	Pre-Tax	After-Tax	Pre-Tax	After-Tax
		(millions of dollars)
Operating, marketing and general expense (de-commissioning and employee related costs)	1	—	2	1
Depreciation and amortization expenses (asset write-downs and increased depreciation)	20	13	40	25
	21	13	42	26

Depreciation, depletion and amortization for the six months ended June 30, 2003 included an impairment charge of $46 million ($46 million after-tax), recorded in the International segment, relating to assets in Kazakhstan.  During the three months ended March 31, 2004, these assets were sold. (3)

(5)                                  The provision for future income taxes for the six months ended June 30, 2004 has been reduced by $13 million due to the substantively enacted reduction in provincial income tax rates.  The adjustment was allocated to the segments as a decrease (increase) to the tax provision as follows: North American Natural Gas - $7 million, East Coast Oil - $3 million, Oil Sands - $2 million, Downstream - $2 million and Shared Services – $(1) million.

The provision for future income taxes for the three months and six months ended June 30, 2003 has been reduced by $96 million due primarily to the substantively enacted reduction in federal income tax rates.  The changes, to be introduced over five years, will reduce the applicable rate on resource income to 21% from 28%, provide for the deductions of crown royalties and eliminate the deduction for resource allowance.  The adjustment was allocated to the segments as a decrease (increase) to the tax provision as follows: North American Natural Gas - $29 million, East Coast Oil - $21 million, Oil Sands - $14 million, Downstream - $45 million and Shared Services - $(13) million.

(6)                      Items not affecting cash flow:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
		(millions of dollars)
Depreciation, depletion and amortization	343	297	698	646
Future income taxes	(59)	76	(75)	99
Gain on sale of assets	—	(58)	(10)	(58)
Loss (gain) on translation of foreign currency denominated long-term debt *	26	(99)	42	(196)
Unrealized loss associated with the Buzzard hedge (7)	93	—	93	—
Accretion of asset retirement obligations	12	7	24	15
Other	12	8	18	16
	427	231	790	522

*     Gain or losses on foreign currency denominated long-term debt associated with the self-sustaining International business segment are deferred and included as part of shareholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(7)                                  Expenditures on property, plant and equipment and exploration for the three months and six months ended June 30, 2004 include Petro-Canada’s purchase of a 29.9 per cent interest in the Buzzard field and nearby exploration blocks in the U.K. North Sea for $1 218 million (U.S. $887 million), net of cash.  Funds for the purchase were provided from cash and cash equivalents and from committed bank credit facilities.

In connection with the acquisition, Petro-Canada entered into a series of derivative contracts related to the future sale of Brent crude oil which effectively locked in an average price of U.S. $25.98 per barrel on 35,840,000 barrels of oil or half the expected production for the period July 1, 2007 to December 31, 2010.  Mark-to-market gains or losses on these contracts are currently reflected in investment and other income. (3)

(8)                                  In June 2004, Petro-Canada entered into a securitization program, expiring in 2009, to sell an undivided interest of eligible accounts receivable up to $400 million to a third party, on a revolving and fully serviced basis.  The service liability has been estimated to be insignificant. The Company also retains an interest in the transferred accounts receivable equal to the required reserves amount.

Petro-Canada accounts for the securitization program as a sale, as control over the transferred accounts receivable is relinquished once proceeds from the third party have been received.  Gains or losses from the sale are recognized in Investment and Other Income.  The gain or loss is dependent upon the purchase discount, as well as the previous carrying amount of the accounts receivable transferred, allocated between the accounts receivable sold and the retained interests based on the relative fair values.

As at June 30, 2004, $400 million of outstanding accounts receivable had been sold under the program and the Company recorded a $1 million pre-tax loss on the sale.

(9)                                  During the three months ended June 30, 2003 the Company issued U.S. $300 million 4.00% notes due July 15, 2013 and U.S. $300 million 5.35% notes due July 15, 2033.  In anticipation of issuing this debt, the Company entered into interest rate derivatives which resulted in effective yields for the 10 and 30 year notes of 4.838% and 6.073%, respectively.  The gross proceeds aggregated $804 million which contributed to the repayment of $810 million of the credit facility related to the acquisition of oil and gas operations of Veba Oil & Gas GmbH.  As at June 30, 2004 the acquisition credit facility outstanding was repaid from proceeds of the securitization program. (8)

(10)                            Shareholders’ equity consists of:

	June 30, 2004	December 31, 2003
(millions of dollars)

Common shares	1 332	1 308
Contributed surplus	2 142	2 147
Retained earnings	4 636	3 810
Foreign currency translation adjustment	301	323
	8 411	7 588

For the six months ended June 30, 2004 the Company granted 1 786 400 stock options (six months ended June 30, 2003 — 2 446 000 stock options) to officers and certain employees to purchase common shares at a price of $57.40 per share for a term of seven years (2003 - $51.39 per share for a term of ten years).  The options vest over four years and are exercisable at the market price when granted.  Shareholder approval was received at the 2004 Annual General Meeting on April 27, 2004 whereby holders of stock options granted in 2004 have the alternative to exercise these stock options as a cash payment alternative (CPA).  Where the CPA is chosen, vested options are surrendered for cancellation in return for a direct cash payment from the Company based on the excess of the then market price over the option exercise price.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Stock options granted in 2004 are accounted for based on the intrinsic value at each period end whereby a liability and expense are recorded in the amount by which the current market price exceeds the option exercise price. Stock options granted in 2003 have been accounted for based on the fair value method at the grant date.  The fair value associated with the 2003 options is charged to earnings over the vesting period with a corresponding increase in contributed surplus. For stock options issued in 2002, the Company accounts for these options based on the intrinsic value at the grant date, which does not result in a charge to earnings as the exercise price was equal to the market price at the grant date.  The following tables presents the pro forma net earnings and the pro forma earnings per share computed assuming the fair value based accounting method had been used to account for the compensation cost of stock options granted in 2002.

	Three months ended June 30,
	2004	2003	2004		2003
	Net Earnings		Earnings per Share
	(millions of dollars)			(dollars)
			Basic	Diluted	Basic	Diluted
Net earnings as reported	393	584	1.48	1.46	2.20	2.17
Pro forma adjustment	3	2	0.02	0.01	—	—
Pro forma net earnings	390	582	1.46	1.45	2.20	2.17

	Six months ended June 30,
	2004	2003	2004		2003
	Net Earnings		Earnings per Share
	(millions of dollars)			(dollars)
			Basic	Diluted	Basic	Diluted
Net earnings as reported	906	1 163	3.41	3.36	4.40	4.33
Pro forma adjustment	5	4	0.02	0.02	0.02	0.02
Pro forma net earnings	901	1 159	3.39	3.34	4.38	4.31

The estimated fair value of stock options granted 2003, which are charged to earnings (see above) was $17.50 per option.  The estimated weighted average fair value of stock options, granted in 2002, which is incorporated in the pro forma earnings information above, was $12.74 per option.  The fair values have been determined using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002
Risk-free interest rate	4.4%	4.9%
Expected hold period to exercise	6 years	6 years
Volatility in the market price of the common shares	32%	33%
Estimated annual dividend	1.4%	1.4%

During the six months ended June 30, 2004 the Company implemented a Performance Share Unit (PSU) program and granted 284 880 PSUs to officers and other senior management employees.  Under the PSU program, notional share units are awarded and settled in cash at the end of a three year period based upon the Company’s share price at that time, the value of notional dividends applied during the period and the Company’s total shareholder return relative to a peer group of North American industry competitors.  The charge is accounted for over the three year-term on a mark-to-market basis whereby a liability and expense are recorded based on the number of PSUs outstanding, the current market price of the Company’s shares and the Company’s current performance relative to the peer group.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Commencing June 22, 2004, the Company made a Normal Course Issue Bid to repurchase up to 21 million common shares for cancellation.  Under the program, which ends on June 21, 2005, the Company has purchased 166 000 shares to date for a cost of $10 million.  The excess of purchase price over the carrying amount of the shares purchased, which totalled $9 million, was recorded as a reduction of contributed surplus.

(11)                            The Company maintains pension plans with defined benefit and defined contribution provisions and provides certain health care and life insurance benefits to its qualifying retirees.  The expenses associated with these plans are as follows:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
		(millions of dollars)
Pension Plans:
(a) Defined benefit plans
Employer current service cost	7	7	13	14
Interest cost	20	20	40	39
Expected return on plan assets	(19)	(17)	(38)	(33)
Amortization of transitional asset	(1)	(1)	(2)	(2)
Amortization of net actuarial losses	7	7	15	13
	14	16	28	31

(b) Defined contribution plans	3	2	6	5
Total expense	17	18	34	36

Other post-retirement plans:
Employer current service cost	1	1	2	2
Interest cost	3	3	6	6
Amortization of transitional obligation	1	—	2	1
	5	4	10	9

(12)                            On June 24, 2004 Petro-Canada, through a wholly-owned subsidiary commenced an offer to acquire all of the outstanding shares of Prima Energy Corporation (Prima) of Denver, Colorado, for a cash price of US$39.50 per share.  This represents a total acquisition price of approximately $719 million (US $534 million).

The tender offer expired on July 22, 2004 and more than 93% of all Prima common stock was tendered or tendered by notices of guaranteed delivery.  All shares of common stock not properly tendered will be converted into the right to receive U.S. $39.50 per share in cash.  The transaction has closed and payment of the share consideration commenced on July 28, 2004.

Funds for the acquisition will be provided by a U.S. $400 million underwritten credit facility, cash and cash equivalents and/or existing committed bank credit facilities.